Filed by Professionally Managed Portfolios (SEC File No. 333-265863)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Northern Lights Fund Trust
Zeo Short Duration Income Fund
Zeo Sustainable Credit Fund
SEC File No. 811-21720

EMAIL: PRIOR TO PROXY MAILING TO VOTING ADVISORS/SHAREHOLDERS

SUBJECT: Upcoming Zeo Proxy Materials

Dear [Name],

As you know, the Zeo team joined Osterweis at the beginning of May and, as part of that transition, we are undertaking a shareholder vote. Materials will be mailed [INSERT DATE] for the shareholder meeting taking place on Wednesday, September 28, 2022.

You can view the Proxy Statement for this shareholder meeting at www.zeo.com/funds. The proposals have been carefully reviewed by the Board of Trustees of the Northern Lights Fund Trust, who unanimously recommends that shareholders vote “FOR” both proposals.

Be on the lookout for your packet, which will include your Proxy Card and voter Control Number to make your voting experience faster. Once you receive it, we have a few ways for you to vote:
1.By mail with the Proxy Card you receive;
2.Online through the website listed in the proxy voting instructions;
3.By automated touchtone using the toll-free number listed in the proxy voting instructions; or
4.At the special in-person shareholder meeting on September 28, 2022.

If you hold your shares through a broker, bank, or other nominee (that is, in “street name”), you will receive instructions from your broker, bank, or nominee that you should follow in order to submit your vote.

I will be following up to confirm you have received your Proxy Card and to help expedite the collection of votes before the September 28 meeting. Thank you for keeping a lookout in your email or mail.

I will be in touch. In the meantime, if you have any questions, please let me know.

Kindest regards,
Paige

EMAIL: PRIOR TO PROXY MAILING TO ADVISORS WHO DON’T VOTE FOR THEIR CLIENTS

SUBJECT: Upcoming Zeo Proxy Mailing to Your Clients

Dear [Name],

As you know, the Zeo team joined Osterweis at the beginning of May and, as part of that transition, we are undertaking a shareholder vote. Materials will be emailed or mailed [INSERT DATE] for the shareholder meeting taking place on Wednesday, September 28, 2022. Please pass this along to those clients you advise who hold shares in ZEOIX and/or ZSRIX so they are aware of the process and the upcoming mailing. They may also hear directly from me.

The Proxy Statement for this shareholder meeting is available at www.zeo.com/funds. The proposals have been carefully reviewed by the Board of Trustees of the Northern Lights Fund Trust, who unanimously recommends that shareholders vote “FOR” both proposals.

Packets with a Proxy Card and unique voter Control Number will be emailed or mailed to the shareholder on record to make the voting experience faster. Once the Proxy Card is received, they have a few ways to vote:
1.By mail with the Proxy Card they receive;
2.Online through the website listed in the proxy voting instructions;
3.By automated touchtone using the toll-free number listed in the proxy voting instructions; or
4.At the special in-person shareholder meeting on September 28, 2022.

If shares are held through a broker, bank, or other nominee (that is, in “street name”), instructions will be sent directly from the broker, bank, or nominee that should be followed in order to submit votes.

Each vote matters, so you will continue to see communications and reminders from me that you can forward to your clients and they may hear directly from me as well.

We very much appreciate your help through this proxy process. If you have any questions, please let me know.

Kindest regards,
Paige

EMAIL: POST MAILING TO VOTING ADVISORS/SHAREHOLDERS

Subject: Zeo Proxy Follow Up

Dear [Name],

I am following up on our distributed proxy materials from [INSERT DATE]. As a reminder, we are trying to get all votes cast well in advance of the September 28 meeting date so we can continue our seamless transition to serve your needs.

The Proxy Statement for this shareholder meeting is available at www.zeo.com/funds. The proposals have been carefully reviewed by the Board of Trustees of the Northern Lights Fund Trust, who unanimously recommends that shareholders vote “FOR” both proposals.

In the package or email you received is a Proxy Card and a unique Control Number that is needed to cast your vote for the two ballot measures. Once you have the materials, you can submit your vote:
1.By mail with the Proxy Card you receive;
2.Online through the website listed in the proxy voting instructions;
3.By automated touchtone using the toll-free number listed in the proxy voting instructions; or
4.At the special in-person shareholder meeting on September 28, 2022.

If you hold your shares through a broker, bank, or other nominee (that is, in “street name”), instructions should have come directly from your broker, bank, or nominee that you should follow in order to submit your vote.

To make this as easy and streamlined as possible, can you confirm:
1.If you received the Proxy materials with your Control Number?
2.Have been able to place your votes? (That way I can spare you from future reminders.)

Thank you for your prompt attention to this matter. If you have any questions, please let me know.

Kindest regards,
Paige

VOICEMAIL

Hi, this is Paige from Osterweis Capital Management. I am calling to confirm that you received the materials related to the Zeo Funds proxy. If you have and can vote as soon as possible, we would appreciate it. Every vote is important.

The proposals have been carefully reviewed by the Board of Trustees of the Northern Lights Fund Trust, who unanimously recommends that shareholders vote “FOR” both proposals.

If you have not received your proxy materials, please call me back at (415) 438-4283.

Thank you!

PHONE SCRIPT: POST MAILING TO VOTING ADVISORS/SHAREHOLDERS

Hi, this is Paige from Osterweis Capital Management. How have you been?

Have you received your Proxy mailing and Proxy Card for the Zeo funds proxy?

If No and Direct Shareholder or NOBO:
I can resend the materials to you. Is [EMAIL] the best address to send them?
Great! Once you receive them, let me know if you have any questions. I will follow up in the coming days given our tight timing to collect votes. Have a great day.

If No and OBO:
It looks like your materials come directly from your broker. If you can let me know where you hold your shares, we can connect you with someone to help resend the materials.

If Yes and Direct Shareholder or NOBO:
If you have your card handy, I can transfer you now and they can collect your vote so you’ll be done. Are you ready to vote?
If Yes: Wonderful! I’ll go ahead and transfer you now and take you off my list of reminders. Thank you for being a shareholder. I’ll transfer you now. [Warm Transfer to 1-877-403-2032]

If No: No problem. I will probably follow up again next week so if you can find the time to vote, just shoot me an email and I won’t remind you again. Would you like me to review the proposals with you?

If Yes: [READ PROPOSALS AND FOLLOW Q&A FROM PROXY]

If Yes and OBO:
Can you review the materials and follow the instructions on your proxy card to vote?
If Yes: Wonderful! I’ll go ahead and transfer you now and take you off my list of reminders.         Thank you for being a shareholder. I’ll transfer you now. [Warm Transfer to 1-877-403-2032]

If No: No problem. I will probably follow up again next week so if you can find the time to vote, just shoot me an email and I won’t remind you again. Would you like me to review the proposals with you?

If Yes: [READ PROPOSALS AND FOLLOW Q&A FROM PROXY]

*****

Thank you for your time today.

EMAIL: 3 WEEK DEADLINE TO ADVISORS WHO DON’T VOTE FOR THEIR CLIENTS

Dear [Name],

We have three weeks left to collect votes for ZEOIX and ZSRIX, so I am sending a courtesy email in case you want to remind your clients to vote as well.

Proxy Details: Details of the Proxy are available at: www.zeo.com/funds.

Recommended Vote: There are TWO proposals, and the Board of Trustees of the Northern Lights Fund Trust unanimously recommends that shareholders vote “FOR” both proposals.

How to Vote:
Packets were emailed or mailed to the shareholder on record and included a unique voter Control Number to make the voting experience faster. Once they receive their Proxy Card, they have a few ways to vote:
1.Online through the website listed in the proxy voting instructions;
2.By automated touchtone using the toll-free number listed in the proxy voting instructions; or
3.At the special in-person shareholder meeting on September 28, 2022.

If shares are held through a broker, bank, or other nominee (that is, in “street name”), instructions will be sent directly from the broker, bank, or nominee that should be followed in order to submit votes..

We very much appreciate your help through this Proxy process. If you have any questions, please let me know.

Kindest regards,
Paige

EMAIL: 3 WEEK DEADLINE TO VOTING ADVISORS/SHAREHOLDERS

Subject: Important Zeo Proxy Reminder

Dear [Name],

We have [X] weeks left to collect votes for ZEOIX and ZSRIX, so I am sending a courtesy reminder to cast your votes. Given the time constraints, we would encourage you to cast your vote online or over the phone versus via mail, since the votes need to be tabulated before September 28. We are almost there, and your vote matters.

Proxy Details: Details of the Proxy are available at: www.zeo.com/funds.

Recommended Vote: There are TWO proposals, and the Board of Trustees of the Northern Lights Fund Trust unanimously recommends that shareholders vote “FOR” both proposals.

How to Vote:
With your proxy card and control number in hand, we have a few ways for you to vote:
1.Online through the website listed in the proxy voting instructions;
2.By automated touchtone using the toll-free number listed in the proxy voting instructions; or
3.At the special in-person shareholder meeting on September 28, 2022.

If you hold your shares through a broker, bank, or other nominee (that is, in “street name”), you will receive instructions from your broker, bank, or nominee that you should follow in order to submit your vote.

Thank you for your prompt attention to this shareholder vote for ZEOIX and ZSRIX. If you have any questions, please let me know.

Kindest regards,
Paige